Mail Stop 7010

      October 20, 2005


Robert L. Lee
President and Chief Financial Officer
Empyrean Holdings, Inc.
2537 S.Gessner, Suite 114
Houston, Texas 77063

	Re:	 Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
 Forms 10-QSB for the Fiscal Quarters ended March 31, 2005 and
 June 30, 2005
       File No. 0-30118


Dear Mr. Lee:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at
(202) 551-3752 or, in his absence, to the undersigned at (202)
551-
3769.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE